Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I am an Operating Associate here on the Masterworks team.

I am pleased to announce a new offering by the Japanese artist, Yoshitomo Nara. In 2017, the Tokyo Municipal Museum of Art hosted a mid-career survey of the artist’s work and in 2021, the Los Angeles Museum of Contemporary Art mounted an extensive retrospective of over 100 paintings and 700 works on paper. In 2021, Nara’s auction turnover was over $136 million, ranking him 14th among all artists in the world. In addition, Nara was ranked third among all contemporary artists, only behind Jean-Michel Basquiat and Banksy.

To provide investment quality paintings by the artist, our acquisitions team has reviewed approximately 115 examples of Nara’s works from around the world, many of which are priced in excess of $5 million. Of these examples, this is the third painting by the artist we have selected to be offered on the Masterworks platform.

The current offering is titled “xSxhxaxlxlxoxwx xPxuxdxdxlxexsx” and was completed by the artist in 2006. The painting depicts Nara’s most recognizable subject, a solitary child, fully submerged in an opaque puddle. Executed in the artist’s signature style, the work displays Nara’s ongoing engagement with themes of childhood, isolation and memory.

As of November 2022, tondos with stitched cotton, similar in subject, composition and period of execution to the Painting, have sold in excess of $1 million at auction. “Untitled” (2007), which is the same size and from the same series as the Painting, sold for $1.7 million at Christie’s, Hong Kong in November 2022. “xSxhxaxlxlxoxwx xPxuxdxdxlxexsx Part 2” (2006), which is the same size and from the same series as the Painting, sold for $1.2 million at Phillips, Hong Kong in June of 2021. “Untitled” (2003), which is larger than the Painting, sold for $3.5 million at Sotheby’s, Hong Kong in June of 2021, and “In the Pinky Lake” (2004), which sold for nearly $1.5 million at Christie’s, Hong Kong in May of 2018.

Between November 2004 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 16.9%.